Exhibit 97.1
ATHENE HOLDING LTD.
STATUTORY RECOUPMENT POLICY

The independent directors (the “Committee”) of the Board of Directors of Athene Holding Ltd. (the “Company”) has adopted this statutory recoupment policy (this “Policy”) in accordance with applicable law and New York Stock Exchange (“NYSE”) listing requirements.
A.Application of Policy
This Policy applies in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, in accordance with Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“Rule 10D”) and NYSE listing requirements, including Section 303A.14 of the New York Stock Exchange Listed Company Manual. This Policy shall apply to Incentive-Based Compensation (as defined below) “received” on or after October 2, 2023 (the “Effective Date”).
B.Executive Officers Subject to the Policy
The executives of the Company who serve or served as an “executive officer” (as defined under Rule 10D) of the Company (the “Executive Officers”) are covered by this Policy. This includes any current or former principal executive officer, president, principal financial officer, chief accounting officer or controller of the Company, any vice-president of the Company in charge of a principal business unit, division or function, and any other current or former officer or person who performs or performed a significant policy-making function for the Company, including executive officers of Company subsidiaries or the Company’s parent, if they perform such policy-making functions for the Company. All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.
C.Compensation Subject to and Recoupment Period of the Policy
This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure (“Incentive-Based Compensation”). This Policy applies to any Incentive-Based Compensation “received” by an Executive Officer on or after the Effective Date and during the period (the “Recoupment Period”) consisting of any of the three (3) completed fiscal years immediately preceding the earlier of the following (and any transition periods in the event of a change in fiscal year, as required by NYSE listing requirements):
•the date that the Company’s Board of Directors (the “Board”) or Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
•the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement;
in each case, regardless of if or when any restated financial statements are filed with the U.S. Securities and Exchange Commission (the “SEC”).
“Financial Reporting Measures” are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). The measure in question does not need to be reported within the Company's financial statements or contained in a filing with the SEC to be a Financial Reporting Measure. For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable Financial Reporting Measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period. For the avoidance of doubt, the Recoupment Period with respect to an Executive Officer applies to Incentive-Based Compensation received by the Executive Officer (a) after beginning service as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g., inducement grants) and (b) if that person served as an Executive Officer at any time during the Performance Period for such Incentive-Based Compensation.
For the avoidance of doubt, Incentive-Based Compensation does not include (i) annual base salary, (ii) compensation granted, earned or vested based solely on service to the Company (e.g., a time-vesting award, including time-vesting stock options or restricted share units) or (iii) compensation granted, earned or vested based solely on subjective standards, strategic measures (e.g., completion of a merger) or operational measures (e.g., attainment of a certain market share).
D.Amount Required to be Repaid Pursuant to this Policy
The amount of Incentive-Based Compensation that must be repaid by the Executive Officer (subject to the few limitations discussed below) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (such excess, the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable Financial Reporting Measure and the Recoverable Amount in accordance with SEC and NYSE rules. The Company will determine whether, based on that Financial Reporting Measure as calculated relying on the original financial statements, the Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure which was restated and will recalculate the affected portion based on the Financial Reporting Measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amount will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded. Documentation of the Company’s calculation of the Recoverable Amount shall be maintained and may be provided to the NYSE as required by NYSE rules.
In no event shall the Company be required to award Executive Officers an additional payment if the restated financial results would have resulted in a higher incentive compensation payment.
The Committee has discretion to determine the appropriate means of recovering any Recoverable Amount on account of the particular facts and circumstances, and may use any available method, alone or in combination, including, without limitation:
•repayment by the Executive Officer in cash;
•cancellation or offset against any planned future award;
•forfeiture by the Executive Officer of amounts (whether or not vested) that have not yet been paid;
•forfeiture by the Executive Officer of the excess portion of an outstanding equity award;
•recovery of the number of underlying shares relating to the excess portion of an equity award (less any exercise price paid for the underlying shares); and/or

•recovery of the proceeds received by the Executive Officer from the sale of the shares underlying the excess portion of an equity award (less any exercise price paid for the underlying shares).
The Committee will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless a majority of the independent directors serving on the Board of Directors of the Company determines that it would be impracticable to recover such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Documentation regarding the Company’s attempts to recover the Recoverable Amount shall be maintained and provided to the NYSE as required by NYSE rules.
E.Additional Recoupment Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the chief executive officer and chief financial officer of the Company (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:
•any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and
•any profits realized from the sale of securities of the Company during that 12-month period.
F.Crediting of Recovery Amounts
To the extent that subsections A, B, C and D of this Policy (the “Rule 10D-1 Recoupment Requirements”) would provide for recovery of Incentive-Based Compensation by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Policy (the “Sarbanes-Oxley Recoupment Requirements”), and/or any other recovery obligations (including pursuant to Company policies, employment agreements or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Recoupment Requirements. The Company may pursue recovery pursuant to both the Rule 10D-1 Recoupment Requirements and the Sarbanes-Oxley Recoupment Requirements until the aggregate amounts reimbursable to the Company have been paid by the Executive Officer.
G.General Provisions
This Policy may be amended by the Committee from time to time. Notwithstanding anything to the contrary in the Company’s Bye-laws, Certificate of Incorporation or Memorandum of Association (including any successor governing documents of the Company), directors and officers insurance policies, indemnification agreements or otherwise, the Company will not indemnify or provide insurance, or provide any reimbursement for the cost of any insurance purchased by an Executive Officer, to cover any repayment of Incentive-Based Compensation in accordance with this Policy.
The provisions of this Policy apply to the fullest extent of the law; provided, however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and will automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting, equity award or other plan or agreement with the Company or any of its subsidiaries. In the event of a conflict between the terms of this Policy and another arrangement providing for the recovery of compensation to which an Executive Officer is subject, the terms of this Policy shall control with respect to the operation of this Policy, but this Policy shall not limit the Company’s rights under any other such arrangement (including to recover additional amounts thereunder).
The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy and for the Company's compliance with NYSE rules, Rule 10D and any other applicable law, regulation, rule or interpretation promulgated or issued in connection with this Policy. Except to the extent prohibited by applicable law or the NYSE rules, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. The Committee shall be authorized to engage advisors and experts in its discretion at the Company's expense to assist in making any determinations hereunder.
All determinations and decisions made by the Committee regarding or pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. Executive Officers are required to acknowledge annually that they have read this Policy and understand that this Policy shall be binding and enforceable against them, their beneficiaries, heirs, executors, administrators or other legal representatives. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. If you have questions about the interpretation of this Policy, please contact the General Counsel of the Company.
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